February 5, 2021

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	W&T OFFSHORE INC Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 5, 2020 Form 8-K, Filed November 4, 2020 File No. 001-32414

Ladies and Gentleman:

Pursuant to the request of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), on behalf of W&T Offshore, Inc. (the "Company," "we," "us" or "our") we are furnishing with this correspondence the supplemental information on Annex A referenced in the Company's response to the Staff dated December 22, 2020 (the "Company Response"). The Company Response was filed in response to the Staff's comment letter, dated December 11, 2020, with respect to the Company's current report on form 8-K, File No. 001-32414, filed with the Commission on November 4, 2020.  The attached Annex A should be read in conjunction with, and should be considered a part of, the Company Response.

Please direct any questions or comments concerning this request or the enclosed material to our Chief Financial Officer, Janet Yang, at jyang@wtoffshore.com or our counsel, James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

W&T OFFSHORE, INC.

By:	/s/ Janet Yang
Name:	Janet Yang
Title:	Executive Vice President and Chief Financial Officer

Annex A

(see attached)

W&T Offshore, Inc.

Adjusted EBITDA/ Free Cash Flow Reconciliations (Proposed Example for Future Filings)

The Company presents the non-GAAP financial measures Adjusted EBITDA and Free Cash Flow. The Company defines Adjusted EBITDA as net (loss) income plus income tax (benefit) expense, net interest expense, and depreciation, depletion, amortization and accretion, excluding the unrealized commodity derivative gain or loss, amortization of derivative premium, bad debt reserve, and gain on debt transactions. Company management believes this presentation is relevant and useful because it helps investors understand W&T’s operating performance and makes it easier to compare its results with those of other companies that have different financing, capital and tax structures. Adjusted EBITDA should not be considered in isolation from or as a substitute for net income, as an indication of operating performance or cash flows from operating activities or as a measure of liquidity. Adjusted EBITDA, as W&T calculates it, may not be comparable to Adjusted EBITDA measures reported by other companies. In addition, Adjusted EBITDA does not represent funds available for discretionary use.

The Company defines Free Cash Flow as Adjusted EBITDA (defined above), less capital expenditures, plugging and abandonment costs and interest expense (all on an accrual basis). The Company defines capital expenditures as costs incurred related to oil and natural gas properties and equipment and furniture and fixtures, excluding acquisition costs. Company management believes that Free Cash Flow is an important financial performance measure for use in evaluating the performance and efficiency of its current operating activities after the impact of accrued capital expenditures, plugging and abandonment costs and interest expense and without being impacted by items such as changes associated with working capital, which can vary substantially from one period to another. Free Cash Flow, as defined and calculated by the Company, may not be comparable to Free Cash Flow measures reported by other companies. While the Company includes interest payments in the calculation of Free Cash Flow, other mandatory debt service requirements of future payments of principal at maturity (if such debt is not refinanced) are excluded from the calculation of Free Cash Flow. These and other non-discretionary expenditures that are not deducted from Free Cash Flow would reduce cash available for other uses.

The following tables present (i) a reconciliation of the Company’s Adjusted EBITDA and Free Cash Flow to net (loss) income, a GAAP measure and (ii) a reconciliation of Free Cash Flow to cash flow from operating activities, a GAAP measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
	(In thousands)
Net (loss) income	$(13,339)	$(5,904)	$75,899	$46,737	$64,527
Interest expense, net	14,135	14,816	14,445	46,061	42,934
Income tax benefit	(21,057)	(8,736)	(55,500)	(23,294)	(67,023)
Depreciation, depletion, amortization and accretion	25,127	29,483	38,841	93,736	110,680
Unrealized commodity derivative loss (gain)	13,112	37,992	(5,670)	(1,416)	40,951
Amortization of derivative premium	1,483	3,407	3,931	9,239	11,664
Bad debt reserve	(1)	47	55	82	193
Gain on debt transactions	—	(28,968)	—	(47,469)	—
Adjusted EBITDA	$19,460	$42,137	$72,001	$123,676	$203,926

Adjusted EBITDA Margin	27%	76%	54%	49%	53%

Capital expenditures (1)	1,184	(4,596)	(39,187)	(13,024)	(106,083)
Plugging and abandonment (2)	(624)	(1,915)	(5,099)	(2,788)	(7,740)
Interest expense, net	(14,135)	(14,816)	(14,445)	(46,061)	(42,934)
Free Cash Flow	$5,885	$20,810	$13,270	$61,803	$47,169

(1)	On an accrual basis and includes purchases of furniture, fixtures and other.
(2)	On an accrual basis.

	Nine Months Ended September 30,
	2020	2019
	(In thousands)
Cash from Operating Activities	$114,738	$186,596
Amortization of debt items and other items	(5,251)	(3,914)
Share-based compensation	(3,142)	(2,429)
Current tax benefit (1)	113	(11,259)
Changes in derivatives receivable (1)	1,132	(6,197)
Changes in operating assets and liabilities, excluding asset retirement obligation settlements	(32,845)	(9,739)
Capital expenditures, accrual basis (1)	(13,024)	(106,083)
Other	82	194
Free Cash Flow	$61,803	$47,169

(1)	A reconciliation of the adjustment of these items used to calculate Free Cash Flow to the Condensed Consolidated Financial Statements is included below:

	Nine Months Ended September 30,
	2020	2019
	(In thousands)
Current tax benefit:
Income tax benefit	$(23,294)	$(67,023)
Less: Deferred income taxes	23,407	55,764
Current tax benefit	$113	$(11,259)

Changes in derivatives receivable:
Derivatives receivable, end of period	$1,477	$1,185
Derivatives receivable, beginning of period	(345)	(7,382)
Change in derivatives receivable	$1,132	$(6,197)

Capital expenditures, accrual basis reconciliation:
Investment in oil and natural gas properties and equipment	$(41,183)	$(93,482)
Purchases of furniture, fixtures and other	(70)	(20)
Less: Changes in operating assets and liabilities associated with investing activities (a)	28,229	(12,581)
Capital expenditures, accrual basis	$(13,024)	$(106,083)

(a)	For each period presented, working capital changes reflect capital expenditures incurred in a prior period but paid during the period presented.